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                                                                    EXHIBIT 99.1
                         PERFORMANCE IN 3Q 2003 (POSCO)

                                                      (Unit: 1,000 tons, KRW BN)


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                                  3Q '03           2Q '03            3Q '02
       ITEMS                  ('03.7.1~9.30)   ('03.4.1~6.30)    ('02.7.1~9.30)
-------------------------   ----------------- ---------------- -----------------
Crude Steel Production             7,362            7,124             7,206
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Sales Volume                       7,060            6,989             6,924
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Sales Revenue                      3,640            3,527             3,080
Operating Profit                     721              785               584
Ordinary Income                      699              734               522
Net Income                           500              550               378
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Total asset                       17,788           17,622            17,273
Total Liabilities                  5,287            5,392             5,936
Equity of Shareholder             12,501           12,230            11,337
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


The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All financials in this presentation are based on non-consolidated financial statements.